[Sullivan &Cromwell LLP Letterhead]

November 18, 2022

Via EDGAR

Securities and Exchange Commission,

Division of Corporation Finance,

100 F. Street, N.E.,

Washington, D.C. 20549.

Attention: Joseph Ambrogi

Re:	Acceleration Request for Creative Media & Community Trust Corp. Registration Statement on Form S-3 (File No. 333-268032)

Dear Mr. Ambrogi:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, on behalf of Creative Media & Community Trust Corp. (the “Company”), the Company hereby requests that the effective date of the Company’s Registration Statement on Form S-3, Registration Number 333-268032 (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:00 p.m., Eastern Standard Time, on Tuesday, November 22, 2022, or as soon as practicable thereafter.

Please contact the undersigned via telephone at (310) 712-6603 or via e-mail at brownp@sullcrom.com with any questions and please notify him when this request for acceleration has been granted.

Very truly yours,

/s/ Patrick S. Brown

cc:	David Thompson
(Creative Media & Community Trust Corp.)